EXHIBIT 99.2

Exhibit 99.2 sets forth the executive officers and the members of the board of directors of Public Sector Pension Investment Board.

Name	Business Address	Present Principal Occupation	Citizenship
Deborah K. Orida	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	President and Chief Executive Officer	
Arun Bajaj	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Vice President, Chief People and Corporate Development Officer	
Mélanie Bernier	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Vice President and Chief Legal Officer	
Patrick Charbonneau	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Vice President and Chief Investment Officer	
Oliver Duff	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Vice President and Global Head of Credit Investments	
Simon Marc	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Vice President and Global Head of Private Equity Investments	
Justin Nightingale	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Managing Director and Head of Global Alpha	
David Ouellet	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Vice President and Chief Technology, Data and Operations Officer	
Alexandre Roy	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Vice President and Chief Risk Officer	
Caroline Vermette	PSP Investments 1250 René-Lévesque Boulevard West, Suite 900 Montréal, Québec, Canada H3B 4W8	Senior Vice President and Chief Financial Officer (CFO)	
Maryse Bertrand		Director	
Gregory Chrispin		Director	
David C. Court		Director	
Christopher Fowler		Director	
M. Marianne Harris		Director	
Miranda C. Hubbs		Director	
Susan Kudzman		Director	
Katherine Lee		Director	
Helen Mallovy Hicks		Director	
Maurice Tulloch		Director	